SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

CELL THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2010

5.75% Convertible Senior Notes due 2011

6.75% Convertible Senior Notes due 2010

7.5% Convertible Senior Notes due 2011

9.0% Convertible Senior Notes due 2012

(Title of Class of Securities)

150934AF4

150934AL1& 150934AM9

150934AH0 & 150934AG2

150934AK3 & 150934AJ6

150934AN7

(CUSIP Numbers of Class of Securities)

James A. Bianco, M.D.

Chief Executive Officer

501 Elliott Avenue Suite 400

Seattle, WA 98119

(206) 282-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

C. Brophy Christensen, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8700	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$118,943,000	$6,638

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $118,943,000 principal amount of the outstanding 4% Convertible Senior Subordinated Notes due 2010, 5.75% Convertible Senior Notes due 2011, 6.75% Convertible Senior Notes due 2010, 7.5% Convertible Senior Notes due 2011, and 9.0% Convertible Senior Notes due 2012 (collectively, the “Notes”), at the maximum purchase price, as described herein, assuming the holders of the Notes tender the full $118,943,000 aggregate principal amount of the Notes.
**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,978

Form or Registration No.: Schedule TO

Filing Party: Cell Therapeutics, Inc.

Date Filed: May 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 7 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2009, by Cell Therapeutics, Inc., a Washington corporation (the “Company”), as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on May 12, 2009 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on May 15, 2009 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on May 19, 2009 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on May 20, 2009 (“Amendment No. 4”), that certain Amendment No. 5 to Schedule TO filed with the SEC on May 28, 2009 (“Amendment No. 5”) and that certain Amendment No. 6 to Schedule TO filed with the SEC on May 29, 2009 (“Amendment No. 6” and together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule TO”).

The Company is amending and restating the Schedule TO in order to reflect the revised structure of its offer to exchange shares of the Company’s common stock, no par value (the “Common Stock”), and cash for outstanding Notes, and to extend the Expiration Date. Specifically, the Company is amending and restating the Schedule TO to provide for separate Exchange Offers (as defined below) for each of the five series of Notes and is now seeking to exchange cash and shares of Common Stock for any and all of the outstanding principal amounts of each such series of Notes at a fixed amount of Exchange Consideration (as defined below), as further described below.

The Schedule TO relates to the offer by the Company to exchange, in separate concurrent offers (each, an “Exchange Offer” and together, the “Exchange Offers”) shares of Common Stock and cash for any and all of its:

(i)	$55,150,000 aggregate outstanding principal amount of 4% Convertible Senior Subordinated Notes due 2010;

(ii)	$23,000,000 aggregate outstanding principal amount of 5.75% Convertible Senior Notes due 2011;

(iii)	$7,000,000 aggregate outstanding principal amount of 6.75% Convertible Senior Notes due 2010;

(iv)	$33,458,000 aggregate outstanding principal amount of 7.5% Convertible Senior Notes due 2011; and

(v)	$335,000 aggregate outstanding principal amount of 9.0% Convertible Senior Notes due 2012;

upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated June 2, 2009 (the “Offer to Exchange”), the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), and the other related offering documents (which together, as they may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Documents”).

For each $1,000 principal amount of Notes tendered in each Exchange Offer, holders of such Notes (each, a “Holder”, and together, “Holders”) will receive (i) $134.50 in cash, and (ii) 458 shares of Common Stock (together, the “Exchange Consideration”). Accrued and unpaid interest up to, but not including, the settlement date, on Notes validly tendered and not withdrawn will be paid in cash. The Exchange Consideration will be the same for each Exchange Offer.

Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Exchange.

The Exchange Offers commenced on May 12, 2009. The Company has extended the Expiration Date of the Exchange Offers to 5:00 p.m., New York City time, on Tuesday, June 16, 2009, unless further extended or earlier terminated by the Company.

The Exchange Offers are being made upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(xi) and (a)(1)(xii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All of the information set forth in the Offer to Exchange and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Cell Therapeutics, Inc. The address of the Company’s principal executive offices is 501 Elliott Avenue, Suite 400, Seattle, Washington 98119. The Company’s telephone number is (206) 282-7100.

(b) Securities. The subject class of securities are the Notes. The information set forth under the caption “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock” in the Offer to Exchange is incorporated herein by reference. As of the date hereof, there was approximately $118.9 million total aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The information set forth under the caption “The Exchange Offers—Market and Trading Information” in the Offer to Exchange is incorporated herein by reference. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above and incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet” and “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Comparison to Common Stock; Description of Capital Stock”, “—Terms of the Exchange Offers”, “—Amendment; Extension; Waiver; Termination”, “—Conditions of the Exchange Offers” and “—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the best of our knowledge, we will not purchase any Notes from any of our executive officers, directors or affiliates. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Issuer’s Securities. The information set forth under the caption “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock”, “—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” and “—The Financial Advisor, Information Agent and Depositary” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Exchange is incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:

(1) Indenture, dated as of June 23, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2003);

(2) Indenture, dated as of November 4, 2005, by and between the Company and U.S. Bank National Association, as Trustee relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005);

(3) Indenture, dated as of April 27, 2006, by and between the Company and U.S. Bank National Association, as Trustee relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006);

(4) Indenture, dated as of December 12, 2007, by and between the Company and U.S. Bank National Association, as Trustee relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007);

(5) Indenture, dated as of March 3, 2008, by and between the Company and U.S. Bank National Association, as Trustee relating to the 9% Convertible Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on March 5, 2008);

(6) Registration Rights Agreement, dated June 23, 2003, between the Company and the initial purchasers relating to the 4.0% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003);

(7) Registration Rights Agreement, dated November 4, 2004, between the Company and the initial purchasers relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005);

(8) Registration Rights Agreement, dated April 27, 2006, between the Company and the initial purchasers relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006);

(9) Registration Rights Agreement, dated December 12, 2007, between the Company and the initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007); and

(10) Form of Exchange Agreements, by and between the Company and certain initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company—Purpose of the Exchange Offers” in the Offer to Exchange is incorporated herein by reference.

(b) Use of Securities Acquired. Any Notes accepted for exchange by the Company pursuant to the Exchange Offers will be canceled.

(c) Plans. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” in the Offer to Exchange is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” in the Offer to Exchange is incorporated herein by reference.

(b) Conditions. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Conditions of the Exchange Offers” in the Offer to Exchange is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Securities Ownership. To the best of our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Notes. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions. To the best of our knowledge, during the 60 days preceding the date of this Schedule TO, none of our executive officers, directors or affiliates have engaged in any transactions in the Notes. The information set forth under the caption “The Exchange Offers—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. None.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth under Item 8, Consolidated Financial Statements and Supplementary Data in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009, and in Part I of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009, is incorporated herein by reference. The Company’s annual report on Form 10-K and quarterly reports on Form 10-Q may also be accessed electronically on the SEC’s website at http://www.sec.gov.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Book Value” is incorporated herein by reference.

The Company’s deficiency of earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	Three months ended March 31,	Fiscal year ended December 31,
	2009	2008	2007
Ratio of earnings to fixed charges	—	—	—

The ratios are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss attributable to common stockholders plus fixed charges. Fixed charges consist of interest expensed and capitalized and an estimate of interest within rental expense of 15% of the total rental expense. Earnings for the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007 were insufficient to cover fixed charges by $13.1 million, $202.9 million and $148.3 million, respectively.

(b) Pro Forma Information. The information set forth in the Offer to Exchange under the caption “Unaudited Pro Forma Financial Data” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Exchange Offers—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

(1) The information set forth in the Offer to Exchange under the captions “Risk Factors”, “The Exchange Offers—Certain Significant Considerations”, “—Conditions of the Exchange Offers”, “—Certain U.S. Federal Income Tax Considerations” and “—Certain Securities Laws Considerations” is incorporated herein by reference.

(2) The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Exchange are incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)*	Offer to Exchange, dated May 12, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Supplement No. 1 to Offer to Exchange, dated May 19, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xi)	Amended and Restated Offer to Exchange, dated June 2, 2009.

(a)(1)(xii)	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(xiii)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(xiv)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xv)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated May 11, 2009.

(a)(5)(ii)*	Press Release, dated May 12, 2009.

(a)(5)(iii)*	Press Release, dated May 18, 2009.

(a)(5)(iv)	Press Release, dated June 2, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 23, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(2)	Indenture, dated as of November 4, 2005, by and between the Company and U.S. Bank National Association, as Trustee relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(3)	Indenture, dated as of April 27, 2006, by and between the Company and U.S. Bank National Association, as Trustee relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(4)	Indenture, dated as of December 12, 2007, by and between the Company and U.S. Bank National Association, as Trustee relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(5)	Indenture, dated as of March 3, 2008, by and between the Company and U.S. Bank National Association, as Trustee relating to the 9% Convertible Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on March 5, 2008).

(d)(6)	Registration Rights Agreement, dated June 23, 2003, between the Company and the initial purchasers relating to the 4.0% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(7)	Registration Rights Agreement, dated November 4, 2004, between the Company and the initial purchasers relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(8)	Registration Rights Agreement, dated April 27, 2006, between the Company and the initial purchasers relating to the 7.5% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(9)	Registration Rights Agreement, dated December 12, 2007, between the Company and the initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(10)	Form of Exchange Agreements, by and between the Company and certain initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CELL THERAPEUTICS, INC.

/s/ JAMES A. BIANCO, M.D.
James A. Bianco, M.D.
Chief Executive Officer

Date: June 2, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Exchange, dated May 12, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Supplement No. 1 to Offer to Exchange, dated May 19, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xi)	Amended and Restated Offer to Exchange, dated June 2, 2009.

(a)(1)(xii)	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(xiii)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(xiv)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(xv)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated May 11, 2009.

(a)(5)(ii)*	Press Release, dated May 12, 2009.

(a)(5)(iii)*	Press Release, dated May 18, 2009.

(a)(5)(iv)	Press Release, dated June 2, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 23, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(2)	Indenture, dated as of November 4, 2005, by and between the Company and U.S. Bank National Association, as Trustee relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

Exhibit Number	Description
(d)(3)	Indenture, dated as of April 27, 2006, by and between the Company and U.S. Bank National Association, as Trustee relating to the 7.5% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(4)	Indenture, dated as of December 12, 2007, by and between the Company and U.S. Bank National Association, as Trustee relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(5)	Indenture, dated as of March 3, 2008, by and between the Company and U.S. Bank National Association, as Trustee relating to the 9% Convertible Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on March 5, 2008).

(d)(6)	Registration Rights Agreement, dated June 23, 2003, between the Company and the initial purchasers relating to the 4.0% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s quarterly report on Form 10-Q filed with the SEC on August 6, 2003).

(d)(7)	Registration Rights Agreement, dated November 4, 2004, between the Company and the initial purchasers relating to the 6.75% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on November 10, 2005).

(d)(8)	Registration Rights Agreement, dated April 27, 2006, between the Company and the initial purchasers relating to the 7.5% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on April 28, 2006).

(d)(9)	Registration Rights Agreement, dated December 12, 2007, between the Company and the initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(d)(10)	Form of Exchange Agreements, by and between the Company and certain initial purchasers relating to the 5.75% Convertible Senior Notes due 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the SEC on December 13, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.